

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 11, 2016

Via E-mail
Garo Kholamian
President, GK Development, Inc.
GK Investment Holdings, LLC
257 East Main Street, Suite 200
Barrington, IL 60010

> **Re:** **GK Investment Holdings, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 18, 2016**
> **File No. 024-10510**

Dear Mr. Kholamian:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

General

1. We note your disclosure on page 46 concerning the December 23, 2015 consent order censuring GK Development, Inc. and Mr. Kholamian. Please provide us with your analysis explaining why the consent order does not constitute a disqualifying event under Rule 262 of Regulation A.

2. We note your response to comment 1. Please revise to clarify whether the appraisal was completed by an independent third party.

Garo Kholamian
GK Investment Holdings, LLC
March 11, 2016

Offering Circular Cover Page

3.   We note your response to comment 3. Please revise to include a footnote to the table disclosing the amount of expenses of the offering borne by the issuer, including the promotional fee, as contemplated by Instruction 6 to Item 1(e) of Form 1-A. Please also balance the table by including a line to demonstrate the total minimum amount of proceeds to the issuer.

Risk Factors, page 9

4.   We note your response to comment 4. Please revise to include a risk factor regarding the potential difficulty of removing the manager.

5.   We note your response to comment 5. The revised risk factor highlights that your manager, GK Development, which is controlled by Mr. Garo Kholamian, will be able to exert significant control over your operations. Please also tell us what consideration you gave to including a risk factor highlighting the risks arising from the lack of a board at the issuer level. In this regard, we note your disclosure on page 48 that "the Company does not have its own separate directors or executive officers."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

6.   We note your revised disclosure in response to comment 10. Please further revise to reflect the no minimum nature of the offering. For example, clarify the extent to which you require a threshold investment in order to implement your business plan and purchase one or more investment properties. Since there is no minimum offering amount, please explain how the company will proceed if it sells only a small amount of the Bonds offered and is unable to acquire an investment property. Please also explain if the company will be able to satisfy cash requirements in this scenario or whether it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Instruction 3(c) to Item 9 of Form 1-A.

Description of Bonds

Resignation or Removal of the Trustee, page 45

7.   On page 45 you state that you may remove the trustee upon the occurrence of contingencies relating to the insolvency of the trustee "or the trustee's ineligibility to serve as trustee under the Trust Indenture Act of 1939." This reference to the trustee's eligibility to serve under the Trust Indenture Act may be confusing given that you intend to rely on an exemption from the Trust Indenture Act and it appears that you will not qualify the trustee. Please revise to clarify that you will offer the bonds pursuant to an

Garo Kholamian
GK Investment Holdings, LLC
March 11, 2016

exemption and as such, investors will not receive the benefits and protections of the Trust Indenture Act.

Prior Performance Tables

Table III – GK Preferred Income II (Ridgmar), LLC

8.   We note your response to comment 19. It is unclear how GK Preferred Income II paid cash distributions from sales and refinancing since this table also shows that the company generated no cash from sales and refinancing. Please revise to reconcile this disclosure or advise.

Exhibit 1

9.   Please revise to provide a binding obligation opinion on the Bonds. As drafted, the opinion covers "Certificates" whereas you define the securities offered as "Bonds." We also note the assumption that "such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties." This assumption appears to be overly broad. For example, it appears that you assume the issuer has taken all actions necessary to authorize the issuance of the Bonds. Please revise or provide your analysis as to why this assumption is appropriate and necessary.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Trevor Wind
        Kaplan Voekler Cunningham & Frank PLC